SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED).

For the fiscal year ended December 31, 2005

☐	TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the transaction period from              to             .

Commission file number: 21859.

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Factory Card Outlet of America, Ltd. Incentive Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Factory Card & Party Outlet Corp.

2727 Diehl Road

Naperville, Illinois 60563

Required Information

Item 4

In lieu of the financial statements required by Item 1-3, the Plan is submitting financial statements prepared in accordance with the financial reporting requirements of ERISA for the fiscal years ended December 31, 2005, and December 31, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrators have duly caused this annual report to be signed on behalf of the Plan by the undersigned, thereunto duly authorized.

Date: June 29, 2006

FACTORY CARD OUTLET OF AMERICA, LTD. INCENTIVE SAVINGS PLAN

By:	/s/ Jarett A. Misch
Vice President, Controller
and Chief Accounting Officer

By:	/s/ Michael Perri
Michael Perri
401(k) Committee Member

By:	/s/ Timothy J. Benson
Timothy J. Benson
401(k) Committee Member

By:	/s/ Debbie Smetana
Debbie Smetana
401(k) Committee Member

FACTORY CARD OUTLET OF AMERICA, LTD.

INCENTIVE SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the 401(k) Committee of

Factory Card Outlet of America, Ltd. Incentive Savings Plan

We have audited the accompanying statements of net assets available for benefits of Factory Card Outlet of America, Ltd. Incentive Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2005, and delinquent participant contributions for the year ended December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

June 28, 2006

Factory Card Outlet of America, Ltd.

Incentive Savings Plan

Statement of Net Assets Available for Benefits

As of December 31, 2005 and December 31, 2004

	2005	2004
ASSETS:
Participant-directed investments at fair value (Note 3)	$7,471,261	$7,176,646

Receivables:
Employer Contributions	16,681	10,826
Participant Contributions	65,768	40,061

Total receivables	82,449	50,887

Total assets	7,553,710	7,227,533

LIABILITIES – Excess contributions payable	132,922	131,282

NET ASSETS AVAILABLE FOR BENEFITS	$7,420,788	$7,096,251

See notes to financial statements.

Factory Card Outlet of America, Ltd.

Incentive Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2005

2005
ADDITIONS:
Contributions:
Participant contributions	$856,117
Employer contributions	228,106
Rollover contributions	1,531

Total contributions	1,085,754
Investment income:
Net appreciation in fair value of investments	103,673
Dividends and distributions from mutual funds	232,804
Interest	86,584

Net investment income	423,061

DEDUCTIONS:
Benefits paid to participants	(1,051,356)
Refund of excess participant contributions	(132,922)

Total deductions	(1,184,278)

INCREASE IN NET ASSETS	324,537

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	7,096,251

End of year	$7,420,788

See notes to financial statements.

FACTORY CARD OUTLET OF AMERICA, LTD.

INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF

DECEMBER 31, 2005 AND 2004, AND FOR THE

YEAR ENDED DECEMBER 31, 2005

1.	DESCRIPTION OF THE PLAN

The following description of the Factory Card Outlet of America, Ltd. Incentive Savings Plan (the ”Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan is a defined contribution plan covering substantially all employees, except those governed by a collective bargaining agreement, of Factory Card Outlet of America, Ltd. (the ”Company”) who have completed 1,000 hours of service within the twelve months of employment and are at least twenty-one years of age. If an employee has not completed 1,000 hours of service within the first twelve months of employment, then the employee will have satisfied the service requirement once credited with a year of service as defined in the Plan document. The 401(k) Committee of the Company controls and manages the operation and administration of the Plan. Franklin Templeton serves as the trustee and investment manager of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Each year, participants may contribute up to 50% of their pretax annual compensation as defined in the Plan, subject to certain Internal Revenue Code (“IRC) limitations. The Company may make matching contributions equal to a discretionary percentage, determined by the Company, of participants’ salary reductions. Generally, only those participants who have made bi-weekly salary reduction contributions in the current year receive a matching contribution on a bi-weekly basis. In 2005, the Company discretionary match was at the rate of 33 % of the first 6 % of a participant’s salary reduction contribution. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The Plan currently offers twelve mutual funds and one common collective trust fund as investment options for participants. Participants were able to direct contributions into Factory Card Outlet Corp. (“Predecessor Company”) common stock until 1999 when trading in the stock was suspended due to the Predecessor Company filing for bankruptcy. New Factory Card & Party Outlet Corp. (“Successor Company”) common stock was issued on May 17, 2002, but participants are not given the option of directing the investment of their contributions into the new common stock. As of December 31, 2005 all shares have been liquidated and the assets of the unitized stock fund are exclusively held in cash. As of March 2006 the unitized stock fund was liquidated and the cash was transferred to participant’s accounts according to their last investment election on file.

Vesting—Participants are vested immediately in their contributions, employer matching contributions and actual earnings thereon and thus not subject to forfeiture.

Participant Loans—Participants may borrow from their fund accounts up to a maximum of $50,000 or 50 % of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the prime rate in effect at the time of issuance plus 1 percent as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits—Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or equal installments.

Effective March 28, 2005, terminated participants who do not elect a distribution from the Plan and whose balance is greater than $1,000 but less $5,000 will have a rollout of their funds to an IRA in their name if they do not respond to the communications sent out for the mandatory distribution program.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The Plan primarily utilizes various mutual funds as investment instruments. Investment securities, in general, are exposed to various risks and uncertainties, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments in mutual funds are stated at fair value based on quoted market prices. The shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.

The Plan’s investment in the Stable Value Fund, a common collective trust fund, is valued at the amount of participant and Company contributions plus accrued interest thereon (contract value.) The Fund invests in investment contracts issued or sponsored by various insurance companies, commercial banks and investment funds. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Stable Value Fund declares a daily dividend, payable monthly, and automatically reinvested in the form of additional whole and fractional units of the Fund at the unit value at the close of business on the last business day of the month. The daily dividend includes accrued interest and any original issue or market discount or premium, plus or minus any gain or loss on the sale of the Fund’s investments less the estimated expenses, including those accrued but unpaid, of the Fund. The Fund’s crediting interest rates at December 31, 2005 and 2004 were 3.47 percent and 4.03 percent, respectively. The effective interest rate for the year ended December 31, 2005 was 3.59 percent.

Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in registered investment companies sponsored by the Company’s trustee, Franklin Templeton, are deducted from income earned and are not separately reflected. Consequently, these management fees and operating expenses are reflected as a reduction of net appreciation in the fair market value of investments for such investments.

Administrative Expenses—Administrative expenses of the Plan are paid by the Company as provided in the Plan document.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $76,397 and $75,327 at December 31, 2005 and 2004, respectively.

Excess Contributions Payable—The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2005 and 2004, are as follows:

Franklin Templeton investment funds:	2005	2004
Stable Value Fund, 2,248,704 and 2,115,278 shares, respectively	2,248,704	2,115,278
U.S. Government Securities Fund, 98,997 and 105,333 shares, respectively	645,462	701,516
Mutual Qualified Fund, 0 and 47,682 shares, respectively	—	925,511
Balance Sheet Investment Fund, 13,867 and 13,878 shares, respectively	856,066	808,533
Franklin Capital Growth Fund, 102,875 and 112,684 shares, respectively	1,145,004	1,246,284
Growth Target Fund, 31,658 and 29,177 shares, respectively	446,699	384,255
MFS Mid Cap Value Fund, 77,550 shares	1,021,331	—

During the year ended December 31, 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Factory Card & Party Outlet Corp. Unitized Stock Fund	$(4,529)
Franklin Templeton investment funds
Franklin U.S. Government Securities Fund	(15,735)
Franklin Capital Growth Fund	4,271
Franklin Balance Sheet Investment Fund	46,357
Templeton Foreign Fund	8,594
Franklin Templeton Conservative Target Fund	4,150
Franklin Templeton Moderate Target Fund	10,754
Franklin Templeton Growth Target Fund	29,482
Mutual Qualified Fund	(6,966)
Fidelity Advisor Mid Cap Fund	(2,005)
Growth Fund of America	5,847
Franklin Large Cap Value Fund	0
Franklin Small-Mid Cap Growth Fund	128
MFS Mid Cap Value Fund	23,325

Net appreciation in fair value of investments	$103,673

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Franklin Templeton. Franklin Templeton is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2005, the Plan held 25,099 units of the Factory Card & Party Outlet Corp. Unitized Stock Fund with a cost basis of $134,303 and a fair value of $14,808. At December 31, 2004, the Plan held 25,160 units of the Factory Card & Party Outlet Corp. Unitized Stock Fund with a cost basis of $134,543 and a fair value of $19,374. These transactions qualify as party-in-interest transactions. As of December 31, 2005 all shares have been liquidated and the assets of the unitized stock fund are exclusively held in cash. As of March 2006 the unitized stock fund was liquidated and the cash was transferred to participant’s accounts according to their last investment election on file.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 2001, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the opinion letter; however, the Company and Plan Management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. During Plan year 2005, there were compliance exceptions in the Plan. The Plan is taking actions to correct the issues and maintain its tax qualification status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 and 2004 to Form 5500:

	2005	2004
Net assets available for benefits per the financial statements	$7,420,788	$7,096,251
Amounts allocated to withdrawing participants	(76,397)	(75,327)

Net assets available for benefits per the Form 5500	$7,344,391	$7,020,924

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2005, to Form 5500:

2005
Benefits paid to participants per the financial statements	$1,051,356
Add: Amounts allocated to withdrawing participants at 12/31/2005	76,397
Less: Amounts allocated to withdrawing participants at 12/31/2004	(75,327)
Less: Deemed distributions of participant loans	(1,031)

Benefits paid to participants per Form 5500	$1,051,395

8.	NONEXEMPT PARTY-IN-INTEREST TRANSACTION

The Company remitted certain December 2005 participant contributions to the trustee on February 16, 2006, which was later than required by D.O.L. Regulation 2510.3-102. The Company has not yet filed Form 5330 with the IRS and has not yet paid the required excise tax on the transaction. The participant accounts were credited with the amount of investment income which would have been earned had the participant contribution been remitted on a timely basis.

9.	SUBSEQUENT EVENTS

As of January 1, 2006, the following Plan amendments became effective. Union employees and seasonal associate employees, new and existing, are excluded from the Plan. Participants may now modify salary deferral elections as of each payroll period.

SUPPLEMENTAL SCHEDULES

FACTORY CARD OUTLET OF AMERICA, LTD.

INCENTIVE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2005

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost **	Current Value
*	Factory Card & Party Outlet Corp.
	Unitized Stock Fund	Interest Bearing Cash		$14,808
*	Franklin Templeton Investment Funds:
	Franklin Stable Value Fund	Common Collective Trust Fund		2,248,704
	Franklin Balance Sheet Investment Fund	Mutual Fund		856,066
	Franklin Templeton Conservative Target Fund	Mutual Fund		211,266
	Templeton Foreign Fund	Mutual Fund		298,431
	Franklin Capital Growth Fund	Mutual Fund		1,145,004
	Franklin Templeton Growth Target Fund	Mutual Fund		446,699
	Franklin Templeton Moderate Target Fund	Mutual Fund		329,620
	Mutual Qualified Fund	Mutual Fund		0
	Franklin U.S. Government Securities Fund	Mutual Fund		645,462
	Fidelity Advisor Mid Cap	Mutual Fund		48,493
	MFS Mid Cap Value Fund	Mutual Fund		1,021,331
	Franklin Large Cap Value Fund	Mutual Fund		365
	Franklin Small-Mid Cap Growth Fund	Mutual Fund		2,154
	Growth Fund of America	Mutual Fund		60,444
*	Various Participants	Participant loans (maturing 2005 to 2010) at interest rates of 5.00% to 9.0%)		142,414

Total				$7,471,261

*	Party in interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

FACTORY CARD OUTLET OF AMERICA, LTD.

INCENTIVE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a - DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

Question 4a “Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102” was answered “yes”.

Identity of Party Involved	Relationship to Plan, Employer, or Other Party-in-Interest	Description of Transactions	Amount of Contribution	Amount of Interest
Factory Card Outlet of America, Ltd.	Employer / Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102. The December 15, 2005 participant contributions were remitted on February 17, 2006.	$188.25	$2.04

Exhibit Index

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm